Bionomics Limited



23 June 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C. 181 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Per. Jill Mashado
Company Secretary


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
23 June 2003

BIONOMICS PRESENTS AT BIO 2003, WASHINGTON DC

Bionomics (ASX:BNO, US OTC:BMICY) announced today that the Company's CEO and Managing Director, Dr Deborah Rathjen, will present Bionomics' discovery platforms and partnering opportunities at the BIO2003 Conference in Washington DC on Monday 23 June 2003.

About BIO 2003

Bionomics will be participating in the BIO 2003 Annual Convention as an exhibitor on the Technology Australia stand, as well as participating in the Partnering Forum. BIO 2003 is the premier convention in the biotechnology calendar, expected to attract between 15,000-20,000 biotechnology executives, politicians, scientists and reporters. Bionomics will be available for one-on-one meetings with prospective licensees, collaborators and partners to discuss commercialisation and partnering opportunities relating to Bionomics' ionX™ and Angene™ discovery platforms.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program on the US OTC exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

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Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

82-34682


Bionomics Limited
Deborah Rathjen
CEO and Managing Director
23 June 2003
Bionomics
Limited


Bionomics Limited
• Biotechnology R&D company based in Adelaide, Australia
• IPO December 1999 (ASX:BNO)
• ADR Program launched in US (BMICY) September 2002
Bionomics
Limited

82-34682

Bionomics Mission

- Exploit our proprietary genomics-driven discovery platforms to discover and develop innovative medical products.
- Focus on diseases in need of new medical treatments with large commercial markets:
  - CNS disorders
  - Cancer

Bionomics  Limited

Business Strategy

- Establish powerful target and drug discovery platforms:
  - ionX® - CNS disorders
  - Angene™ – angiogenesis related diseases
- Use these platforms to:
  - Identify genes associated with epilepsy, other CNS disorders and angiogenesis
  - Validate genes as drug targets or diagnostic/prognostic disease markers
  - Develop therapeutic and diagnostic products through partnerships/collaborations
  - Undertake internal drug discovery

Bionomics  Limited

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Board of Directors

Mr. Fraser Ainsworth	Chairman Managing Director, Potential Energy Former Managing Director, SAGASCO Holdings
Dr. Deborah Rathjen	CEO and Managing Director Former Peptech Limited Member Australian Govt ABAC and IR&D Board Member Prime Minister's SEI Council
Dr. Christopher Henney	Executive Chairman Dendreon Inc Founder Immunex, ICOS Corporation
Dr. George Morstyn	Advisor to Amgen Inc Former VP Development and Chief Medical Officer, Amgen
Mr. Peter Maddern	Managing Director, Palmerston Projects Pty Ltd

Bionomics Limited

Scientific Advisory Board

Prof. Grant Sutherland	Former Director, Dept of Cytogenetics and Molecular Genetics, WCH, Adelaide
Prof. Mathew Vadas	Director, Dept of Immunology, Institute of Medical and Veterinary Science, Adelaide
Prof. Samuel Berkovic	Director, Epilepsy Research Institute, Austin & Repatriation Medical Centre, Uni of Melbourne
Dr. Errol De Souza	President and CEO, Archemix Corporation, former CEO, Synaptic Pharmaceuticals
Dr. Axel Ullrich	Director, Dept of Molecular Biology, Max Planck Institute, Martinsried, Germany
Dr. Erkki Ruoslahti	Distinguished Professor and Member of Board of Trustees, Burnham Institute, La Jolla
Prof. Ashley Dunn	Associate Director, Ludwig Institute for Cancer Research, Melbourne


Bionomics
Limited

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Senior Management

Dr. Deborah Rathjen	CEO and Managing Director Formerly Peptech Limited
Dr. Mark Varney	VP Drug Discovery Formerly Merck Research Labs, SIBIA Neurosciences, Servier
Dr. Steve Petrou	VP CNS Research Senior Research Fellow, Howard Florey Institute for Experimental Physiology, Melbourne
Dr. Ralf Brandt	Head, Cell Biology Formerly Novartis Pharma AG, Schering AG
Jill Mashado	Company Secretary and Finance Manager
Francis Placanica	VP Business Development Formerly Faulding Pharmaceuticals

Bionomics Limited


Current Partnerships
Genmab
Angene™ antibody development
Nanogen
ionX® molecular diagnostic development
OZgene
ionX® and breast cancer transgenic animals
ionX® target validation and drug discovery
ionX® clinical samples and gene identification
ionX® molecular genetics and gene identification
Bionomics
Limited

82-34682


ionX® – Bionomics' CNS Discovery Platform
MRI
PET
SPECT
EEG
Behaviour
Epileptology
Pedigrees
Linkage
Positional Cloning
SSCP Screening
PATIENTS
GENETICS
NEW DRUGS
ANIMAL MODELS
CELLS
MRI
Patch Clamp
Wide field high speed imaging
EEG, Units, Field Potentials
Behaviour
DNA microarray analysis
Electrophysiology
Optophysiology
Bionomics Limited

ionX® Platform Components

- Proprietary ion channel mutations:
  - $GABA_A$ receptor
  - nicotinic acetylcholine receptor
  - sodium channels
  - potassium channels
- Fully developed models:
  - Cell lines for HTS
    - Characterised with patch clamping
  - Genetically modified mice for secondary screening
    - Characterised with behaviour, EEG, and state of the art electrophysiology

Bionomics Limited

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ionX® Platform Components
α1 β2 γ2
loxP
short
NEO
long arm 10 kb
R/R
Q/Q
Pia
Patch
Bionomics Limited


ionX®-driven GABAA Drug Discovery
• Bionomics program focussed on GABAA receptor
• Major inhibitory ion channel in the brain
• Strongly implicated in epilepsy
• Target for many current therapeutic drugs
• Bionomics has strong proprietary position:
– Validated gene mutations in GABAA receptor subunits
– Mouse model of inherited human epilepsy incorporates GABAA mutation
Bionomics Limited

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ionX®-driven $GABA_A$ Drug Discovery – Commercial Potential

- Epilepsy market
  - Currently valued at over US$5.7bn in annual sales
  - Dominated by off-patent drugs
  - Existing drugs are ineffective for 30% patients
  - Strong opportunities for early stage development
- Other CNS indications
  - Leading indications (insomnia, migraine, depression, anxiety) valued at over US$17bn in annual sales


Bionomics
Limited

ionX® Partnership Opportunities

- Collaborative discovery and development of $GABA_A$ drugs
- Access to Bionomics' epilepsy mouse models
- Licenses to Bionomics' validated ion channel gene discoveries for therapeutic product development


Bionomics
Limited

82-34682

Angene™ – Bionomics' Angiogenesis Discovery Platform

- Angene has enabled Bionomics to discover over 160 novel angiogenesis genes to date
- Angiogenesis-related disorders:
  - Cancer
  - Inflammation
  - Cardiovascular disease
  - Opthalmology
- Global therapeutic market opportunities exceed US$48 billion with an 11% average annual growth rate

Bionomics  Limited

Angene™ Platform Components

Target Identification	*In Vitro* Validation	*In Vivo* Validation
In vitro model of human angiogenesis	Medium throughput capillary tube formation assays	Proprietary *in vivo* assays: • NeoVascMouse™
Macroarray and microarray analysis	RNAi and antisense technologies	Human antibodies in mice
Bioinformatics and genomics tools	Fluorescent imaging of capillary networks and image analysis	Tumor models for oncology targets
Interacting proteins and pathway elucidation	Expression screening: • tumor samples • inflammation samples	
Over 160 novel angiogenesis genes to date		

Validated Targets
Assay Development for Drug Discovery
Compound Profiling

Bionomics Limited

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Angene™ Targets
Enzymes
Kinases
Transporters
Receptors
Ion Channels
GPCRs
Predicted function of Angene™ targets
Bionomics Limited

NeoVascMouse™ *in vivo* Assay

- Assesses effect of compounds on neovascularization in synthetic sponge inserted into mice as matrix for neovascularization
- Compound administered by slow release from sponge or systemically
- Immunohistochemical quantification of neovascularization in frozen sections
- Quantifiable and reproducible results

Bionomics  Limited

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NeoVascMouse™ in vivo Assay – Reproducible Results
No treatment
Known small molecule inhibitor
Bionomics Limited

Angene™ Partnering Opportunities

- Access to NeoVascMouse™ *in vivo* assay
- Licenses to validated targets for angiogenesis therapies
  - Small molecule targets
  - Antibody targets
- Collaborative drug discovery programs

Bionomics Limited

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Bionomics Limited

- Partnership opportunities in CNS and cancer drug discovery and development
  - $GABA_A$ receptor targeted drug discovery
  - ionX®
  - Angene™
- Validated target license opportunities
- Experienced team
- Established partnerships

Bionomics Limited


Commercializing gene discoveries
to revolutionize medical treatments
Bionomics